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July 1, 2016

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street

Washington, D.C. 20549

Attn: Jim Allegretto, Senior Assistant Chief Accountant, Office of Consumer Products

Re:	Enterprise Products Partners L.P.

Form 10-K for the Fiscal Year Ended December 31, 2015

Response dated June 3, 2016

File No. 001-14323

Dear Mr. Allegretto:

Set forth below is the response of Enterprise Products Partners L.P., a Delaware limited partnership (“Enterprise,” “EPD,” “we,” “us,” “our” or “the partnership”), to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated June 22, 2016, with respect to Enterprise’s Form 10-K for the year ended December 31, 2015 filed on February 26, 2016 (the “Form 10-K”). The response below has been prepared and is being provided by Enterprise, which has authorized Andrews Kurth LLP to respond to the Staff’s comment on its behalf.

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Gross operating margin, page 102

1.	We note your response to comment 4. Since you adjust a GAAP measure to accelerate the recognition of revenue, it appears your presentation of total segment gross operating margin reflecting adjustments for shipper make-up rights may be inconsistent with Question 100.04 and 104.04 of the updated Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance and explain to us whether and how it will impact your disclosure in future filings.

Response:

Applicability of Question 100.04

The text of Question 100.04 is presented below:

Question: A registrant presents a non-GAAP performance measure that is adjusted to accelerate revenue recognized ratably over time in accordance with GAAP as though it earned revenue when customers are billed. Can this measure be presented in documents filed or furnished with the Commission or provided elsewhere, such as on company websites?

Austin  Beijing  Dallas  Dubai  Houston  London  New York   Research Triangle Park  The Woodlands  Washington, DC

Answer: No.    Non-GAAP measures that substitute individually tailored revenue recognition and measurement methods for those of GAAP could violate Rule 100(b) of Regulation G. Other measures that use individually tailored recognition and measurement methods for financial statement line items other than revenue may also violate Rule 100(b) of Regulation G.

As presented on page F-40 of the Form 10-K, we evaluate segment performance based on gross operating margin, which is an important performance measure of the core profitability of our operations and a component of unlevered return on investment. This measure forms the basis of our internal financial reporting and is used by our executive management in deciding how to allocate capital resources among business segments.

When reviewing the gross operating margin amounts generated by certain new pipeline projects, management includes deferred transportation revenues relating to the make-up rights of committed shippers. From an internal (and segment) reporting standpoint, executive management considers the transportation fees paid by committed shippers on these major new pipeline projects, including any non-refundable revenues that may be deferred under GAAP related to make-up rights, to be important in assessing the financial performance of these pipeline assets.

Question 100.04 does not impact the segment reporting disclosures we make in accordance with Accounting Standards Codification (“ASC”) 280 in the footnotes to our consolidated financial statements. The same holds true for our presentation and discussion of individual segment results in Management’s Discussion and Analysis where the amounts are sourced from the ASC 280 disclosures. Amounts presented in response to the requirements of ASC 280 are deemed to be in compliance with GAAP (i.e., not considered to be a non-GAAP performance measure). As a result, individual segment gross operating margin amounts, including those that reflect adjustments for shipper make-up rights, are not within the scope of Question 100.04.

However, as noted below in our response to the applicability of Question 104.04, we will adjust our measure of total gross operating margin (when presented outside the context of the ASC 280 segment reporting disclosures) to exclude the adjustments for shipper make-up rights.

Applicability of Question 104.04

The text of Question 104.04 is presented below:

Question: In the footnote that reconciles the segment measures to the consolidated financial statements, a company may total the profit or loss for the individual segments as part of the Accounting Standards Codification (“ASC”) 280 required reconciliation. Would the presentation of the total segment profit or loss measure in any context other than the ASC 280 required reconciliation in the footnote be the presentation of a non-GAAP financial measure.

Answer: Yes. The presentation of the total segment profit or loss measure in any context other than the ASC 280 required reconciliation in the footnote would be the presentation of a non-GAAP financial measure because it has no authoritative meaning outside of the ASC 280 required reconciliation in the footnotes to the company’s consolidated financial statements.

Per Question 104.04, the presentation of total gross operating margin outside of the ASC 280 segment reporting disclosures represents the presentation of a non-GAAP measure. This non-GAAP measure appears within Management’s Discussion and Analysis on pages 79 and 102 of the Form 10-K. In light of the guidance in Question 100.04, we will modify tabular or other references to non-GAAP total gross operating margin in future filings to reflect the removal of adjustments for shipper make-up rights.

The following tables are examples of how we would modify disclosures in future filings to comply with the guidance in Question 100.04. These examples are based on information currently presented on pages 79 and 102 of the Form 10-K.

Excerpt from Page 79:

“The following table presents gross operating margin by segment and total gross operating margin for the years indicated (dollars in millions):

	For the Year Ended December 31,
	2015	2014	2013
Gross operating margin by segment:
NGL Pipelines & Services	$2,771.6	$2,877.7	$2,514.4
Crude Oil Pipelines & Services	961.9	762.5	742.7
Natural Gas Pipelines & Services	782.6	803.3	789.0
Petrochemical & Refined Products Services	718.5	681.0	625.9
Offshore Pipelines & Services	97.5	162.0	146.1

Total segment gross operating margin (1)	5,332.1	5,286.5	4,818.1
Net adjustment for shipper make-up rights	7.1	(81.7)	(4.4)

Total gross operating margin	$5,339.2	$5,204.8	$4,813.7

(1)	Within the context of this table, total segment gross operating margin represents a subtotal and corresponds to measures similarly titled within our business segment disclosures found under Note 10 of the Notes to Consolidated Financial Statements included under Part II, Item 8 of this annual report.

Gross operating margin by segment for NGL Pipelines & Services and Crude Oil Pipelines & Services reflect adjustments for shipper make-up rights that are included in managements’ evaluation of segment results. However, these adjustments are excluded from non-GAAP total gross operating margin in compliance with recently issued guidance from the U.S. Securities and Exchange Commission. The GAAP financial measure most directly comparable to total gross operating margin is operating income. See “Other Items – Non-GAAP Reconciliations” with this Part II, Item 7 for reconciliations of gross operating margin to operating income for each period presented.”

Excerpt from Page 102:

The following table presents a reconciliation of non-GAAP total gross operating margin to GAAP operating income for the periods indicated (dollars in millions):

	For the Year Ended December 31,
	2015	2014	2013
Total gross operating margin	$5,339.2	$5,204.7	$4,813.7
Adjustments to reconcile non-GAAP total gross operating margin to GAAP operating income:
Subtract depreciation, amortization and accretion expense amounts not reflected in gross operating margin	(1,428.2)	(1,282.7)	(1,148.9)
Subtract impairment charges not reflected in gross operating margin	(162.6)	(34.0)	(92.6)
Add net gains or subtract net losses attributable to asset sales and insurance recoveries not reflected in gross operating margin	(15.6)	102.1	83.4
Subtract general and administrative costs not reflected in gross operating margin	(192.6)	(214.5)	(188.3)

Operating income	$3,540.2	$3,775.7	$3,467.3

*  *  *  *  *

In response to the foregoing Staff comment, Enterprise acknowledges that:

•	the partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions regarding the foregoing responses, you may contact Michael J. Knesek at (713) 381-6545 (for accounting matters) or Christopher S. Wade, Esq. at (713) 381-4847, or the undersigned at (713) 220-4301.

Sincerely,

/s/ David C. Buck
David C. Buck

cc:	A. James Teague, Enterprise Products Partners L.P.

W. Randall Fowler, Enterprise Products Partners L.P.

Bryan F. Bulawa, Enterprise Products Partners L.P.

Michael J. Knesek, Enterprise Products Partners L.P.

R. Daniel Boss, Enterprise Products Partners L.P.

Michael W. Hanson, Enterprise Products Partners L.P.

Harry Paul “Hap” Weitzel, Esq., Enterprise Products Partners L.P.

Christopher S. Wade, Esq., Enterprise Products Partners L.P.

Kevin Siblik, Deloitte & Touche LLP

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